May 22, 2017

Ms. Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Sotheby’s
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-09750

Dear Ms. Collins:

On behalf of Sotheby's, I am responding to your comment letter dated May 8, 2017. For your ease of reference, we have included your original comments below and have provided our responses thereafter.

Consolidated Financial Statements

Consolidated Income Statements, page 62

1.	Please refer to prior comment 3 and address the following:

•	Explain to us, in greater detail, why you believe that your presentation of salaries and related costs is the “most meaningful” for users of your financial statements.

•
Tell us whether you have information available or a reasonable methodology that would allow you to allocate salaries and related expenses to the cost of revenue line items, marketing or general and administrative expenses.

•	Explain the types of duties performed by your employees that would be considered cost of revenue and provide us with an estimate of these costs, if available, for each of the years presented.

In response to the Staff’s comment, we’d like to explain in greater detail why we believe that our presentation of salaries and related costs is the most meaningful for users of our financial statements.

Division of Corporation Finance
United States Securities and Exchange Commission
May 22, 2017

As further articulated below, the roles and duties of a large majority of our employees do not clearly correspond to each of our cost of revenue, marketing expense, and general and administrative expense line items, as many employees will often perform duties that could be categorized across more than one of these line items. Furthermore, we do not track the information necessary to create a meaningful allocation of the time and cost attributable to the efforts of individual employees. Accordingly, any allocation of salaries and related costs between line items would be subjective and would not provide meaningful information to users of our financial statements across periods.

Additionally, for internal management reporting, total salaries and related costs are not allocated to our cost of revenue, marketing expense, or general and administrative expense line items. Instead, salaries and related costs are presented as a separate line item along with the balances of each of the material components that comprise the total of such costs. This presentation provides management with the necessary information to assess Sotheby’s cost structure when compared to prior periods and on a forward-looking basis. We believe it is important that users of our financial statements have the opportunity to review the same presentation and level of detail as management when assessing employee compensation, which is our most substantial operating expense. As a result, our periodic filings with the Commission are prepared on the same basis as our internal management reporting, with total salaries and related costs presented as a separate line item in the income statement and each of the material components of that total disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Also, in response to the Staff’s comment, we would like to provide the following additional details regarding the salaries and related costs attributable to the Agency and SFS segments, as well as the types of duties carried out by our global workforce:

Agency

As of December 31, 2016, the Agency segment had 1,373 employees, which represents approximately 85% of our global workforce. The salaries and related costs associated with these employees totaled approximately $273 million, $246 million, and $264 million for the years ended December 31, 2016, 2015, and 2014, respectively. The most significant component of Agency segment salaries and related costs is the fixed periodic base salary paid to employees, which, along with the associated benefits and payroll taxes, represents more than 50% of the total annual amount for the segment. The next most significant component of Agency segment salaries and related costs is the cost associated with annual cash incentive bonuses and long-term equity awards, which, in the aggregate, represents approximately 20% of the total annual amount for the segment. The amount of annual cash incentive bonuses and equity compensation awarded to employees is principally dependent on the achievement of company performance targets, individual goals, and continued service at Sotheby’s, which cannot be directly attributed to the specific functions or duties performed by an individual employee.

Division of Corporation Finance
United States Securities and Exchange Commission
May 22, 2017

The only element of Agency segment salaries and related costs that could be considered a direct cost of revenue is cash incentive compensation awarded to employees for brokering certain eligible private sale and inventory sale transactions. For the years ended December 31, 2016, 2015, and 2014, the total expense related to this form of incentive compensation represented approximately 4% of total salaries and related costs and is not material for purposes of allocating to our cost of revenue line items.

The employees of the Agency segment perform activities that can be classified according to the following broad categories and functions:

	Category / Function	General Duties / Responsibilities
1.	Art Specialists	Research, authentication, and valuation of artworks
2.	Business Development	- Client development and management - Sourcing of consigned artworks - Buyer cultivation
3.	Administration / Support	- Management - Sale administration - Handling and exhibition of artworks - Marketing - Finance and Legal - Facilities

The employees of the Agency segment are responsible for generating revenues through the coordination and performance of auctions and the brokering of private sales. In addition, these same employees are responsible for performing various management and administrative duties throughout the segment. As such, the duties of Agency segment employees require the careful coordination and integration of each of the Art Specialist, Business Development, and Administration / Support functions. Accordingly, it is often difficult to accurately classify the activities of our employees within one of our cost of revenue, marketing expense, or general and administrative expense line items. This difficulty is due to the fact that day-to-day responsibilities of Agency segment employees often span across the different functions and often cannot be directly attributed to a specific revenue generating activity. This is particularly true for Art Specialists and Business Development personnel. For example, our Art Specialists play an important role in client development and buyer cultivation by generating interest in a particular collecting category, artist, or artwork. Similarly, many Business Development employees assist our Art Specialists in the authentication and valuation of artworks that will be offered at auction or through a private sale. It is also not unusual for Art Specialists to play a supporting role in marketing (e.g., design and set-up of pre-sale exhibitions and cultivation of buyer interest) and administration (e.g., management).

Division of Corporation Finance
United States Securities and Exchange Commission
May 22, 2017

Moreover, in any one day, the activities of an employee may be in the service of selling artworks offered for sale in the current period or in the service of longer-term client development initiatives, and our employees are not required to track their time by client or activity. Accordingly, the efforts of Agency segment employees and the associated salaries and related costs are not necessarily aligned with the revenues earned in a particular period. As a result of these factors, it is not possible to reasonably allocate salaries and related costs to our cost of revenue, marketing expense, or general and administrative expense line items.

SFS

As of December 31, 2016, SFS had 11 employees, which represents less than approximately 1% of our global workforce. The salaries and related costs associated with these employees totaled approximately $2.7 million, $2.4 million, and $1.9 million for the years ended December 31, 2016, 2015, and 2014, respectively. We do not have any method of allocation with respect to the salaries and related costs of SFS employees and have determined this amount to be immaterial for purposes of allocating to our cost of finance revenue line item.

All Other

The remaining 14% of our global workforce primarily relates to our central corporate and information technology functions. While there are elements of this workforce that could be allocated to the general and administrative expense line item, we believe that the allocation to this line item alone would not be meaningful to users of our financial statements in light of the above discussion and the activities performed by these employees, who routinely support the operations of the Agency and SFS segments.

*    *    *

We have attempted to respond fully to all of the Staff's comments. For any further questions, please do not hesitate to contact me at 212-606-7345.

Sincerely,

/s/ Michael Goss

Michael Goss
Executive Vice President and Chief Financial Officer

Division of Corporation Finance
United States Securities and Exchange Commission
May 22, 2017

cc:    Sotheby's Audit Committee
Thomas S. Smith, President and Chief Executive Officer, Sotheby's
Jonathan A. Olsoff, Executive Vice President, Worldwide General Counsel, Sotheby's
David G. Schwartz, Senior Vice President, Chief Securities Counsel and Corporate Secretary, Sotheby's
Kevin M. Delaney, Senior Vice President, Controller and Chief Accounting Officer, Sotheby's
Deloitte & Touche LLP